UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2017

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL LAUNCHES NEW MINING EQUIPMENT AT NERYUNGRINSKY OPEN PIT
Moscow, Russia – March 21, 2017 – Mechel PAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports the launch of new mining equipment at Yakutugol Holding Company AO’s Neryungrinsky Open Pit.
Investment into acquisition of two open-pit excavators totaled 1.2 billion rubles.
The company began exploiting a heavy-duty EKG-18 open-pit excavator with a
18-cubic-meter bucket capacity, with another one due to be launched into service in late April. Machines produced by Urals Machine-Building Plant will be used for overburden mining at the open pit on the round-the-clock basis. Excavators of this type are designed for work in difficult mining, geological and climatic conditions and have proved to be very effective in mining heavy-textured rocky soil.
For better control over all work-related parameters, the excavators are equipped with information management and microprocessor-based control systems, as well as fault detection systems and automatic protection of mechanisms and joints.
Neryungrinsky Open Pit’s technical upgrade program provides for buying two more excavators with a 10-cubic-meter bucket capacity this year.
“Our cooperation with Urals Machine-Building Plant serves as confirmation of the efficiency of Russia’s import substitution program. The experience we have had with EKG excavators at our coal open pits in Yakutia and Kuzbass proves that the new machines are reliable, highly productive and comfortable for their crew.
Also, by buying Russian-produced equipment, we save not only on cost, but also on the delivery time for the equipment and its spare parts,” Mechel PAO’s Chief
Executive Officer Oleg Korzhov noted.

***

Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: March 21, 2017	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO